SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2004

SBS Broadcasting S.A.

(Translation or registrant’s name into English)

8-10 rue Mathias Hardt, L-1717 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

SBS BROADCASTING TO LAUNCH SECOND TELEVISION
CHANNEL IN HUNGARIAN MARKET

- Irisz Channel to be Carried by UPC, Hungary’s Largest Cable Operator-

Luxembourg, September 7, 2004 – SBS Broadcasting S.A. (NASDAQ: SBTV; Euronext Amsterdam N.V.: SBS) announced today the launch of Irisz, its second television channel in the Hungarian market.  Irisz is expected to premiere on September 13, 2004 and will be broadcast from 6 p.m. to 11 p.m. on the Hungarian feed of Club, a television channel dedicated to women’s entertainment.  Irisz will initially reach approximately 680,000 homes through cable carriage on UPC Hungary, Hungary’s largest cable operator, and other local networks.

Irisz will be a female entertainment channel broadcast in the Hungarian language and focused on the key 18-49 female audience.  Its programming schedule will complement Club’s female focus and leverage SBS’s Hungarian library.  Irisz will consist of a mixture of popular local productions and international programming.  The channel will be programmed and broadcast under a Dutch broadcasting license.

Commenting on the announcement, Markus Tellenbach, Chief Executive Officer of SBS Broadcasting, said: “Hungary is one of our fastest growing markets and the launch of Irisz with its targeted audience focus will allow us to capture a greater share of this expanding ad market.  Our distribution agreement with UPC and our ability to leverage the programming experience of SBS Netherlands as well as the operating infrastructure of TV2 will allow Irisz to operate with a modest cost structure.

“With the launch of Irisz and the scheduled launches of The Voice TV across Scandinavia and a second channel in Belgium, we will operate multiple channels in all of our television markets by year-end.  We are prudently implementing our growth strategy and continue to explore additional opportunities across our markets to further strengthen our position and fully utilize our operating infrastructure.”

Launched in 1997, TV2 is one of the leading television stations in Hungary attaining an audience share of approximately 31% thus far in 2004. TV2’s target audience is 18-49 and the station has launched a number of successful local productions such as Big Brother, The Bachelor, Megasztar and Deal or No Deal.

Launched in 1999, Club is a television channel dedicated to women’s entertainment and is available in 20 countries across Europe and in nine languages.

Forward-Looking Statements

Some of the statements in this press release are forward-looking, including, without limitation: the statement that the launch of Irisz will allow us to capture a greater share of the advertising market; the statement that our distribution agreement with UPC and our ability to leverage the programming experience of SBS Netherlands as well as the operating infrastructure of TV2 will allow Irisz to operate with a modest cost structure; and the statement that the launch of Irisz and the scheduled launches of The Voice TV across Scandinavia and our second channel in Belgium we will operate multiple channels in all of our television markets by year-end.  These forward-looking statements include statements relating to anticipated developments in the television broadcasting industry. In addition, we may make forward-looking statements in future filings with the Securities and Exchange Commission, and in written material, press releases and oral statements issued by us or on our behalf.  Forward-looking statements include statements regarding our intent, belief or current expectations or those of our officers (including statements preceded by, followed by or that include forward-looking terminology such as “may”, “will”, “should”, “believes”, “expects”, “anticipates”, “estimates”, “continues” or similar expressions or comparable terminology) with respect to various matters.

It is important to note that our actual results in the future could differ materially from those anticipated in these forward-looking statements depending on various important factors.  Some of these factors include: the effects of, and changes in, government policy and regulatory requirements; the ability to receive governmental approvals necessary in order to complete the transactions; the effects of changes in general economic environment; the effects of changes in the advertising spending growth; the effects of competition; and our success at managing the risks that arise from these factors.  A more detailed discussion of some of these risks is set forth in SBS’s annual report on Form 20F for the year-ended December 31, 2003.

All forward-looking statements in this press release are based on information available to us on the date hereof.  We do not undertake to update any forward-looking statements that may be made by us or on our behalf, in this press release or otherwise.

SBS is a European commercial television and radio broadcasting company with operations in Western and Central Europe. Countries where SBS currently has broadcasting assets include: Belgium (Flanders), Denmark, Finland, Greece, Hungary, The Netherlands, Norway, Romania and Sweden.

For further information visit: www.sbsbroadcasting.com, or contact:

#  #  #  #  #

Investors:	Press:
Michael Smargiassi /Jon Lesko	Jeff Pryor	Catriona Cockburn
Brainerd Communicators	Pryor Associates	Citigate Dewe Rogerson
Tel: +1 212 986 6667	Tel: +1 818-382-2233	Tel: +44 207 282 2924

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	September 8, 2004

SBS BROADCASTING S.A.

		By:	/s/Markus Tellenbach
		Name:	Markus Tellenbach
		Title:	President and Chief Executive Officer